UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2018
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant's name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant's press release dated November 1, 2018.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: November 1, 2018

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated November 1, 2018

Exhibit 1

Elbit Systems Selected to Provide Maritime UAS to the European Union Maritime Safety Agency

Haifa, Israel, November 01, 2018 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT) ("Elbit Systems") announced today that it was awarded a framework contract to provide maritime Unmanned Aircraft System (UAS) patrol services to be provided by the European Maritime Safety Agency (EMSA) to countries in the European Union. The contract that will be executed in cooperation with CEiiA is for a two-year base period and two single year option periods. If fully ordered, the total contract value is €59 million (approximately $68 million).

Under the contract and in cooperation with CEiiA, a leading engineering company in Portugal, Elbit Systems will lease and operate its HermesTM 900 Maritime Patrol and its Ground Control Station. A persistent long-range unmanned maritime surveillance system tailored for littoral and blue water operations, the Hermes 900 Maritime Patrol will feature maritime radar, an Electro Optic payload, Satellite Communication and an Automatic Identification System (AIS) receiver. Thus configured, the Hermes 900 Maritime Patrol will enable persistent monitoring of vast swathes of sea and long coastlines and effective identification of suspicious activities and potential hazards.

Elad Aharonson, General Manager of Elbit Systems ISTAR Division, commented: "Having been selected by the European Union authorities is yet another vote of confidence in the Hermes 900 by following additional contract awards for this UAS in Europe, Asia Pacific, Latin America and Israel. Extensively deployed, the Hermes 900 family of UAS continuously expands its capabilities introducing the capability to operate in civilian airspace and integrating self-protection suites and stronger payloads."

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: http://elbitsystems.com, follow us on Facebook, Twitter or visit our official YouTube Channel.

About CEiiA
CEiiA is a Portuguese Centre of Engineering and Product Development that designs, implements and operates innovative products and services, alongside with its partners, for high-tech industries, such as, the aeronautics, unmanned aircraft systems, automotive, smart mobility, oceans and space. CEiiA offers complete solutions, covering all product development phases from concept to the production of small series or prototypes, and operation of intelligent systems and unmanned aircraft systems. CEiiA's Vision is to "Establish Portugal as a reference within the mobility industries, particularly in the development of technologies, products and systems, conceived, industrialized and operated from Portugal."

Contacts:
David Vaaknin VP, Head of Corporate Communications Tel: 972-77-2946691 Cell: 972-52-8000403 david.vaaknin@elbitsystems.com	Dana Tal-Noyman Manager Corporate Communications & Digital Tel: 972-77-2948809 Cell: 972-54-9998809 dana.tal@elbitsystems.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward-looking statements are based on management's expectations, estimates, projections and assumptions.  Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.
Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.